Sara Lee Corporation

3500 Lacey Road

Downers Grove, IL 60515

(630) 598-6000

January 14, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Mark C. Shannon

Re:	Sara Lee Corporation (Commission File No. 001-03344)

Form 10-K for Fiscal Year Ended June 27, 2009

Filed August 26, 2009

Dear Mr. Shannon:

This letter responds to the letter dated November 30, 2009 (the “Comment Letter”) containing a comment from the staff of the Division of Corporation Finance of the Securities and Exchange Commission resulting from the staff’s review of the filing of Sara Lee Corporation (“Sara Lee” or the “corporation”) identified above. Our response is set out below following the text of the Comment Letter.

Form 10-K for the Fiscal Year Ended June 27, 2009

Exhibit 13

Note 1 – Nature of Operations and Basis of Presentation, page 52

Financial Statement Corrections

Comment: We note you concluded that the errors you discovered in your financial statements for the fiscal year ended June 28, 2008 were not material and that it was appropriate to correct the errors in your 2009 financial statements. With respect to this disclosure, please:

•	fully describe to us the nature of each of the errors you identified;

•	tell us what items or transactions you believe should have been recorded in your financial statements and specify the period(s) in which they should have been recorded;

•	tell us what out-of-period adjustments were instead recorded in the financial statements and the period in which the adjustments were recorded; and

•	provide us with your materiality analysis so we may better understand your conclusion.

Response: Presented below are descriptions of the prior year income statement and balance sheet errors the corporation identified during fiscal 2009, as disclosed in the Nature of Operations and Basis of Presentation footnote in its 2009 Annual Report, along with management’s related materiality analysis. The materiality analysis represents the corporation’s contemporaneous analyses both at the time of error identification during the third and fourth quarters and through the end of fiscal 2009. For purposes of its quantitative assessments, the corporation places primary focus on completed annual periods because management believes that annual period impacts are the most relevant measures against which investors and analysts would assess impacts of errors – especially as it relates to net income. However, the corporation considers both annual and quarterly periods as documented in the analysis below, along with

Securities and Exchange Commission

January 14, 2010

other qualitative factors, when contemplating the “total mix” of information used in its materiality analysis. Consistent with the corporation’s out of period item assessment policy, the information below includes annual and quarterly period impacts for fiscal years 2007, 2008 and 2009.

Background – Description of Identified Prior Year Errors

During fiscal 2009, the corporation identified four prior annual and quarterly period income statement and balance sheet errors, which were corrected upon identification. A description of each error is included below.

A.	CORPORATE OFFICE ACCRUALS

In the third quarter of fiscal 2009, management identified certain accrued liability accounts that required adjustments in order to appropriately represent the corporation’s obligations. The primary account types requiring adjustments consisted of lease-related reserves, franchise tax reserves and compensation accruals. For each accrual impacted, the corporation determined that it did not properly adjust the respective balances in the appropriate prior periods, as events or other facts and circumstances should have warranted.

The net correction required to reduce the corporate accrual and reserve balances to an appropriate level resulted in recognition of an annual out of period correction credit during fiscal 2009 of $7 million, recorded in the third and fourth fiscal quarters of 2009. In addition, the corporation recognized quarterly out of period corrections of $3 million during fiscal 2009 to correct accrual errors originating in the first three quarters of fiscal 2009. The following table highlights the annual periods in which the accrual errors originated through fiscal 2008 and the quarterly periods of origination during fiscal 2009. The corporation’s analysis of the full impact of the errors originating in prior years, as well as the out of period impact of correction is reflected below in the Quantitative Analysis of Materiality section in this letter.

The corresponding error originations impact multiple prior years and fiscal 2009 quarters, as follows. Positive amounts indicate overstatements of net income or equity, and negative amounts indicate understatements of net income as a result of the out of period items. Amounts shown are net of tax.

Dollars in millions	Income Statement Error Originations	Stockholders’ Equity Error Originations
FY 2003 and prior	$(4)	$—
FY 2004	(2)	—
FY 2005	(3)	—
FY 2006	3	—
FY 2007	(1)	1
FY 2008	(1)	—

Q1 FY 2009	—	—
Q2 FY 2009	(2)	—
Q3 FY 2009	(1)	—

Securities and Exchange Commission

January 14, 2010

B.	DEFERRED TAX ASSET WRITE-OFF

During the fourth quarter of fiscal 2009, the corporation identified a non-current deferred tax asset related to a trademark that should have been written off in connection with a spin-off transaction in fiscal 2007. The correction to write off the deferred tax asset resulted in a $7 million reduction in net income during the fourth quarter of fiscal 2009, representing an out of period item for fiscal 2009. In fiscal 2007, the year of origination, the error did not impact the income statement because the deferred tax asset write-off would have been a part of accounting for the spin-off transaction, which impacted the corporation’s stockholders’ equity, not net income. See the Quantitative Analysis of Materiality section in this letter for further details on the impact of this error on prior periods.

C.	TAX EFFECT OF INTERCOMPANY LOANS

During the third quarter of fiscal 2009, the corporation identified errors, originating in fiscal 2008 tax provisions and continuing through the first two quarters of fiscal 2009, related to its accounting for intercompany loans. The errors related to the tax effects on currency translation for intercompany loans with foreign entities that are disregarded for U.S. tax purposes. The corporation’s tax accounts did not appropriately reflect the tax impacts of these intercompany loans. The corrections to the non-current deferred tax assets and current tax payable for 2008 errors resulted in an increase to tax expense of $5 million in the third quarter of fiscal 2009. The corporation also identified quarterly out of period items for the first and second quarters of fiscal 2009 related to disregarded loans totaling $7 million and $16 million, respectively, which were corrected in the third quarter of fiscal 2009 upon identification. From an annual standpoint, the out of period items related to the error resulted in a $14 million overstatement of net income in fiscal 2008 and a $5 million understatement of net income in fiscal 2009. See the Quantitative Analysis of Materiality section in this letter for further details on the impact of this error on prior periods.

D.	TAX CALCULATION ERRORS

During fiscal 2009, the corporation identified out of period items in its annual process of reconciling the 2008 tax return to the 2008 tax provision. The majority of the error related to the use of an incorrect tax rate on state taxes payable and an incorrect foreign exchange rate on the calculation of taxes on certain restructuring expenses. The corrections to current taxes payable and non-current deferred tax assets for the error resulted in a $10 million reduction in net income during the third quarter of fiscal 2009 and a $3 million increase in net income in the fourth quarter of fiscal 2009. From an annual standpoint, the out of period items related to the error resulted in a $4 million understatement of net income in fiscal 2008 and a $7 million understatement of net income in fiscal 2009. See the Quantitative Analysis of Materiality section in this letter for further details on the impact of this error on prior periods.

Summary of Materiality Analysis

Upon identifying the errors described above, management quantified the related impact on the various periods in which the errors arose in order to assess the materiality of the errors for all prior period financial statements. In its analysis, the corporation considered guidance included in Staff Accounting Bulletins Topics 1.M. and 1.N., and guidance found in FASB Concept Statement No. 2. In addition, management considered the content of certain speeches delivered by SEC staff at annual AICPA Conferences on SEC and PCAOB Developments, which include discussion pertaining to materiality analysis. As a part of its analysis, the corporation considered both the quantitative and qualitative impact of the identified errors on all of its previously filed reports and considered

Securities and Exchange Commission

January 14, 2010

whether, in light of the surrounding circumstances, the errors were such that it was probable that the judgment of a reasonable person relying on the corporation’s previously issued reports would have been changed or influenced by the identified errors. Through this approach, the corporation considered whether there was a substantial likelihood that the adjustments would have been viewed by a reasonable investor as having significantly altered the “total mix” of information made available for any prior fiscal period. In the context of an adjustment or misstatement of a financial statement item, while the “total mix” includes the size of the error in numerical or percentage terms, it also includes the factual context in which the user of financial statements would view the financial statement item.

Based on the analysis further documented below, the corporation concluded that the judgment of a reasonable person relying on the corporation’s previously issued reports would not have been changed or influenced by the originating errors or correcting adjustments that are the subject of this analysis.

Quantitative Analysis of Materiality

The corporation assessed the impact of identified errors both in the periods in which the errors originated and for the impact of correction during the third and fourth quarters of fiscal 2009 on the respective primary account lines affected by each error: net income, total assets, total liabilities and total equity. As a part of its analysis of the impact on net income, the corporation calculated the impact of the errors for all periods impacted both on an individual basis and combined with other identified out of period items (“OOPI”) impacting net income. The other items consist of both the origination of identified and corrected errors in the years presented, as well as the out of period impact of correction of prior period errors in the respective fiscal years assessed. The corporation assessed all other out of period items upon identification both individually and in the aggregate for materiality, and management determined that none of the items are material to Sara Lee’s consolidated financial statements. In addition, the corporation corrected all other prior period financial statement errors reflected in the tables with subsequent correcting entries to the corporation’s financial statements, immediately upon identification. For periods beginning during fiscal 2007 (the annual period of adoption of SAB 108), the corporation assessed the out of period item impact using the dual approach, as described in SAB 108, using both the rollover and iron curtain methods of significance assessment.

Each of the quantitative measures the corporation assessed is included in the schedules below (dollar amounts in millions), followed by a summary of the corporation’s considerations and conclusions regarding the calculated impacts for each measure. Each of the letter references used in the following schedules corresponds to the letter references included in the background error descriptions above. Because error data for each respective period included in the schedules are rounded, the sum of individual quarter impacts in the schedules may not tie to related year-to-date and annual impacts.

Securities and Exchange Commission

January 14, 2010

1.	Quantitative Analysis of Materiality on Net Income – Rollover Method

The following schedule summarizes the quantitative impact of the identified errors on the corporation’s net income, as reported and adjusted1, both individually and together with all other identified OOPI impacting net income disclosed for each respective period. Bracketed amounts indicate an understatement of net income as a result of the out of period items.

		After-tax Impact of Respective Individual Errors								Aggregate Error Impact
	Net Income	Error A	As a % of N.I.	Error B	As a % of N.I.	Error C	As a % of N.I.	Error D	As a % of N.I.	OOPI Impact	Aggregate Impact	As a % of N.I.
FY 2007	$504	$(1)	(0.2)%	$—	NM	$—	NM	$—	NM	$(11)	$(12)	(2.4)%
Adj. FY 2007[1]	596	(1)	(0.2)%	—	NM	—	NM	—	NM	(11)	(12)	(2.0)%
FY 2008	(79)	(1)	1.3%	—	NM	14	(17.7)%	(4)	5.1%	15	24	(30.4)%
Adj. FY 2008[1]	703	(1)	(0.1)%	—	NM	14	2.0%	(4)	(0.6)%	15	24	3.4%
FY 2009	364	7	1.9%	(7)	(1.9)%	(5)	(1.4)%	(7)	(1.9)%	—	(12)	(3.3)%
Adj. FY 2009[1]	595	7	1.2%	(7)	(1.2)%	(5)	(0.8)%	(7)	(1.2)%	—	(12)	(2.0)%

Q1 2007 YTD	333	—	NM	—	NM	—	NM	—	NM	10	10	3.0%
Q2 2007 YTD	271	—	NM	—	NM	—	NM	—	NM	—	—	NM
Adj. Q2 2007 YTD[1]	363	—	NM	—	NM	—	NM	—	NM	—	—	NM
Q3 2007 YTD	387	(1)	(0.3)%	—	NM	—	NM	—	NM	(1)	(2)	(0.5)%
Adj. Q3 2007 YTD[1]	479	(1)	(0.2)%	—	NM	—	NM	—	NM	(1)	(2)	(0.4)%
Q1 2008 YTD	200	—	NM	—	NM	10	5.0%	—	NM	11	21	10.5%
Q2 2008 YTD	382	(1)	(0.3)%	—	NM	13	3.4%	(1)	(0.3)%	21	32	8.4%
Q3 2008 YTD	593	(1)	(0.2)%	—	NM	14	2.4%	(1)	(0.2)%	46	58	9.8%
Q1 2009 YTD	230	1	0.4%	—	NM	(8)	(3.5)%	—	NM	—	(7)	(3.0)%
Q2 2009 YTD	213	(1)	(0.5)%	—	NM	(23)	(10.8)%	—	NM	—	(24)	(11.3)%
Adj. Q2 2009 YTD[1]	320	(1)	(0.3)%	—	NM	(23)	(7.2)%	—	NM	—	(24)	(7.5)%
Q3 2009 YTD	378	7	1.9%	—	NM	(5)	(1.3)%	(10)	(2.6)%	—	(8)	(2.1)%
Adj. Q3 2009 YTD[1]	485	7	1.4%	—	NM	(5)	(1.0)%	(10)	(2.1)%	—	(8)	(1.6)%

Q1 2007	333	—	NM	—	NM	—	NM	—	NM	10	10	3.0%
Q2 2007	(62)	—	NM	—	NM	—	NM	—	NM	(10)	(10)	16.1%
Adj. Q2 2007[1]	30	—	NM	—	NM	—	NM	—	NM	(10)	(10)	(33.3)%
Q3 2007	116	—	NM	—	NM	—	NM	—	NM	(1)	(1)	(0.9)%
Q4 2007	117	—	NM	—	NM	—	NM	—	NM	(10)	(10)	(8.5)%
Q1 2008	200	—	NM	—	NM	10	5.0%	—	NM	11	21	10.5%
Q2 2008	182	—	NM	—	NM	3	1.6%	—	NM	10	13	7.1%
Q3 2008	211	—	NM	—	NM	1	0.5%	—	NM	25	26	12.3%
Q4 2008	(672)	—	NM	—	NM	—	NM	(3)	0.4%	(32)	(35)	5.2%
Adj. Q4 2008[1]	110	—	NM	—	NM	—	NM	(3)	(2.7)%	(32)	(35)	(31.8)%
Q1 2009	230	1	0.4%	—	NM	(8)	(3.5)%	—	NM	—	(7)	(3.0)%
Q2 2009	(17)	(2)	11.8%	—	NM	(16)	94.1%	—	NM	—	(18)	105.9%
Adj. Q2 2009[1]	90	(2)	(2.2)%	—	NM	(16)	(17.8)%	—	NM	—	(18)	(20.0)%
Q3 2009	165	8	4.8%	—	NM	19	11.5%	(10)	(6.1)%	—	17	10.3%
Q4 2009	(14)	—	NM	(7)	50.0%	—	NM	3	(21.4)%	—	(4)	28.6%
Adj. Q4 2009[1]	110	—	NM	(7)	(6.4)%	—	NM	3	2.7%	—	(4)	(3.6)%

[1]

Net income is adjusted for the goodwill impairment charges of $92 million, $782 million and $231 million recorded during fiscal years 2007 (Q2), 2008 (Q4) and 2009 ($107 - Q2 and $124 - Q4), respectively. See additional discussion below in “5. Conclusions Regarding the Quantitative Impacts of the Errors.”

Securities and Exchange Commission

January 14, 2010

2.	Quantitative Analysis of Materiality on Net Income – Iron Curtain

The following schedule summarizes the quantitative impact of the identified errors on the corporation’s net income, as reported and adjusted1, using the iron curtain approach, which identifies the impact of correcting the cumulative errors on the corporation’s balance sheet at the end of each period. Bracketed amounts indicate that an understatement of net income would have occurred if the cumulative error correction had been recorded.

		After-tax Impact of Respective Individual Errors								Aggregate Error Impact
	Net Income	Error A	As a % of N.I.	Error B	As a % of N.I.	Error C	As a % of N.I.	Error D	As a % Of N.I.	OOPI Impact	Aggregate Impact	As a % of N.I.
FY 2007	$504	$6	1.2%	$—	NM	$—	NM	$—	NM	$17	$23	4.6%
Adj. FY 2007[1]	596	6	1.0%	—	NM	—	NM	—	NM	17	23	3.9%
FY 2008	(79)	7	(8.9)%	(7)	8.9%	(14)	17.7%	4	(5.1)%	—	(10)	12.7%
Adj. FY 2008[1]	703	7	1.0%	(7)	(1.0)%	(14)	(2.0)%	4	0.6%	—	(10)	(1.4)%

Q1 2007 YTD	333	5	1.5%	—	NM	—	NM	—	NM	(3)	2	0.6%
Q2 2007 YTD	271	5	1.8%	—	NM	—	NM	—	NM	6	11	4.1%
Adj. Q2 2007 YTD[1]	363	5	1.4%	—	NM	—	NM	—	NM	6	11	3.0%
Q3 2007 YTD	387	6	1.6%	—	NM	—	NM	—	NM	7	13	3.4%
Adj. Q3 2007 YTD[1]	479	6	1.3%	—	NM	—	NM	—	NM	7	13	2.7%
Q1 2008 YTD	200	6	3.0%	(7)	(3.5)%	(10)	(5.0)%	—	NM	4	(7)	(3.5)%
Q2 2008 YTD	382	6	1.6%	(7)	(1.8)%	(13)	(3.4)%	1	0.3%	(7)	(20)	(5.2)%
Q3 2008 YTD	593	6	1.0%	(7)	(1.2)%	(14)	(2.4)%	1	0.2%	(32)	(46)	(7.8)%
Q1 2009 YTD	230	6	2.6%	(7)	(3.0)%	3	1.3%	(7)	(3.0)%	—	(5)	(2.2)%
Q2 2009 YTD	213	8	3.8%	(7)	(3.3)%	19	8.9%	(7)	(3.3)%	—	13	6.1%
Adj. Q2 2009 YTD[1]	320	8	2.5%	(7)	(2.2)%	19	5.9%	(7)	(2.2)%	—	13	4.1%
Q3 2009 YTD	378	—	NM	(7)	(1.9)%	—	NM	2	0.5%	—	(5)	(1.3)%
Adj. Q3 2009 YTD[1]	485	—	NM	(7)	(1.4)%	—	NM	2	0.4%	—	(5)	(1.0)%

Q1 2007	333	5	1.5%	—	NM	—	NM	—	NM	(3)	2	0.6%
Q2 2007	(62)	5	(8.1)%	—	NM	—	NM	—	NM	6	11	(17.7)%
Adj. Q2 2007[1]	30	5	16.7%	—	NM	—	NM	—	NM	6	11	36.7%
Q3 2007	116	6	5.2%	—	NM	—	NM	—	NM	7	13	11.2%
Q4 2007	117	6	5.1%	—	NM	—	NM	—	NM	17	23	19.7%
Q1 2008	200	6	3.0%	(7)	(3.5)%	(10)	(5.0)%	—	NM	4	(7)	(3.5)%
Q2 2008	182	6	3.3%	(7)	(3.8)%	(13)	(7.1)%	1	0.5%	(7)	(20)	(11.0)%
Q3 2008	211	6	2.8%	(7)	(3.3)%	(14)	(6.6)%	1	0.5%	(32)	(46)	(21.8)%
Q4 2008	(672)	7	(1.0)%	(7)	1.0%	(14)	2.1%	4	(0.6)%	—	(10)	1.5%
Adj. Q4 2008[1]	110	7	6.4%	(7)	(6.4)%	(14)	(12.7)%	4	3.6%	—	(10)	(9.1)%
Q1 2009	230	6	2.6%	(7)	(3.0)%	3	1.3%	(7)	(3.0)%	—	(5)	(2.2)%
Q2 2009	(17)	8	(47.1)%	(7)	41.2%	19	(111.8)%	(7)	41.2%	—	13	(76.5)%
Adj. Q2 2009[1]	90	8	8.9%	(7)	(7.8)%	19	21.1%	(7)	(7.8)%	—	13	14.4%
Q3 2009	165	—	NM	(7)	(4.2)%	—	NM	2	1.2%	—	(5)	(3.0)%

[1]

Net income is adjusted for the goodwill impairment charges of $92 million, $782 million and $231 million recorded during fiscal years 2007 (Q2), 2008 (Q4) and 2009 ($107 - Q2 and $124 - Q4), respectively. See additional discussion below in “5. Conclusions Regarding the Quantitative Impacts of the Errors.”

Securities and Exchange Commission

January 14, 2010

3.	Quantitative Analysis of Materiality on the Balance Sheet

The following schedule summarizes the quantitative impact of the identified errors on the corporation’s total assets, total liabilities and total equity as of the end of each respective period. Bracketed amounts indicate an understatement of the respective balances as a result of the out of period items.

	Total Assets			Total Liabilities			Total Equity
	Balance	Cumulative Impact of Errors	% of Errors	Balance	Cumulative Impact of Errors	% of Errors	Balance	Cumulative Impact of Errors	% of Errors
Q1 2007	$11,924	$7	0.1%	$9,073	$7	0.1%	$2,851	$—	NM
Q2 2007	11,487	7	0.1%	8,932	7	0.1%	2,555	—	NM
Q3 2007	11,482	7	0.1%	8,794	8	0.1%	2,688	(1)	NM
Q4 2007	11,755	7	0.1%	9,198	8	0.1%	2,557	(1)	NM
Q1 2008	11,601	5	NM	8,656	(2)	NM	2,945	7	0.2%
Q2 2008	12,079	3	NM	8,936	(4)	NM	3,143	7	0.2%
Q3 2008	11,792	(3)	NM	8,405	(5)	(0.1)%	3,387	2	0.1%
Q4 2008	10,830	(5)	NM	8,000	(11)	(0.1)%	2,830	6	0.2%
Q1 2009	10,496	(1)	NM	7,744	(4)	(0.1)%	2,752	3	0.1%
Q2 2009	9,355	(1)	NM	7,042	16	0.2%	2,313	(17)	(0.7)%
Q3 2009	9,088	12	0.1%	6,835	6	0.1%	2,173	6	0.3%
Q4 2009	9,417	—	NM	7,359	—	NM	2,058	—	NM

The corporation determined that, based on the low percentages highlighted in the schedule above, the impacted balance sheet accounts were not materially misstated as a result of the errors.

4.	Quantitative Analysis of Materiality on the Statement of the Cash Flows

A limited number of errors identified above had cash flow impacts in fiscal years 2007 through 2009. These errors understated cash flows from operations by $1 million, $2 million and $1 million for fiscal years 2007, 2008 and 2009, respectively. As the impact represents less than 1% of the reported cash flows from operations for each of these periods, management concluded that the error impact is clearly immaterial. Interim cash flows were understated by de minimis amounts for the first and second quarter year to date periods of fiscal 2009, while cash flows from operations for the nine months ended March 28, 2009 were overstated by $2 million. As these amounts constitute less than 1% of the reported cash flows from operations for each of the corporation’s respective reported interim periods, management concluded that the error impact is clearly immaterial.

All other identified errors involved adjustments to non-cash balance sheet assets, liabilities or equity items, and had no cash flow impact.

5.	Conclusions Regarding the Quantitative Impacts of the Error

In its consideration of the significance of each of the quantitative metrics identified above, the corporation considered the importance of these metrics to its investors and analysts in assessing the corporation’s performance. In his remarks before the 2007 AICPA National Conference on Current SEC and PCAOB Developments, Todd Hardiman, Associate Chief Accountant, Division of Corporation Finance, expanded on his remarks at a previous conference to reiterate that a materiality analysis should begin with a focus on the “total mix” of information and maintain focus on what is important to the reasonable investor. In addressing how to do this in practice, especially in circumstances where the quantitative size of a misstatement becomes larger

Securities and Exchange Commission

January 14, 2010

than historical “rules of thumb” used by registrants and auditors, Hardiman suggested that “if [an entity has] to evaluate whether a large error is material, [the entity should not] color [its] analysis by trying to guess what an accountant in the Division may or may not find important.” Alternatively, he indicated that such an analysis should be based on the people “making investment decisions,” and interacting with corporations regularly – primarily analysts and other investors. Management addresses the specific qualitative criteria highlighted by SAB 99 in the Qualitative Analysis of Materiality section below; however, as indicated by the Hardiman speech, qualitative variables can also aid in determining whether or not a quantitative amount is material. Management’s analysis as documented below focused on Hardiman’s suggested question of “Why doesn’t the size of the error matter to the reasonable investor?”

Consistent with its belief that investor and analyst focus is generally on income statement and cash flow metrics such as sales, operating income, net income, EBIT, EBITDA and free cash flow, the corporation has historically assessed quantitative impacts of errors on reported net income. When considering investor and analyst focus for its 2007, 2008 and 2009 fiscal years, the corporation concluded that the most relevant measure against which errors should be compared was net income adjusted for goodwill impairment charges recorded during each fiscal year. During fiscal years 2007, 2008 and 2009, the corporation recorded non-cash goodwill impairment charges impacting continuing operations of $92 million, $782 million and $231 million, respectively. While the corporation does not minimize the importance of recording the goodwill impairment charges and related proper disclosure, management believes that the most relevant measure considered by financial statement users is net income adjusted for the impact of the non-cash impairment charges.

In its determination, management considered the fact that charges are typically foreshadowed in previous disclosures. For example, the corporation disclosed the potential for a charge in its Forms 10-Q for the fiscal 2008 second and third quarters and fiscal 2009 third quarter. In addition, the market for Sara Lee’s stock historically has not been negatively impacted by the corporation’s announcements of impairment charges. Using the fiscal 2008 goodwill impairment charge as an example, the corporation’s stock price was not impacted by its announcement in July 2009. The corporation’s stock price increased during the week following the announcement and news articles did not focus on the charge. Similarly, although disclosed and announced for the first time as a part of the corporation’s second quarter Form 10-Q and its annual report on Form 10-K, the impairment charges recorded during the second and fourth quarters of fiscal year 2009 did not appear to have a meaningful impact on Sara Lee’s stock price and the corporation’s Investor Relations department received a relatively limited number of queries regarding the charges. Management fully expects net income to return to historical levels, which would be consistent with the impairment-adjusted net income measures.

In his speeches at both the 2006 and 2007 AICPA National Conferences on Current SEC and PCAOB Developments, Hardiman highlighted a situation in which quantitative error significance for a particular year can be overcome by the fact that operating results for the year in question were much lower, or “break-even,” when compared to previous years and expectations for future years. The corporation’s goodwill impairment charges are unique events, which result in reported operating earnings that are not reflective of normal activity, effectively skewing the net income “denominator” used in the ratio to measure quantitative materiality. Management believes that the reasonable investor will take this factor into consideration of the “total mix” of information and would view income statement materiality on a measure adjusted for the impairment charges. Based on guidance

Securities and Exchange Commission

January 14, 2010

provided by SEC staff regarding materiality analysis and management’s view of investor and analyst focus, the corporation concluded that the most appropriate measure for its quantitative materiality analysis should be net income adjusted for the impact of goodwill impairment charges. Nevertheless, in its analysis and documentation summarized in this letter, management assessed materiality using both net income and net income adjusted for goodwill impairment for each period in which the corporation recognized an impairment charge, while net income represented the primary measure for all other periods.

Under both the rollover and iron curtain methods, the corporation concluded that the impacts of all errors were not quantitatively significant, individually or in the aggregate, for investor and analyst considerations of the total mix of information. Based on the analysis in the schedules above, the percentage impacts on annual and year-to-date interim periods under both the rollover and iron curtain approaches represent insignificant amounts. The most significant out of period impacts present in these schedules are: a) the second quarter of fiscal 2007 under both the rollover and iron curtain approaches; b) the fourth quarter of fiscal 2008 under the rollover approach; c) the second quarter of fiscal 2009 under the rollover approach; d) the fourth quarter of fiscal 2007 under the iron curtain approach; and e) the third quarter of fiscal 2008 under the iron curtain approach. For these individual quarterly periods, and for all other periods assessed, the corporation focused on the following factors that would be of importance to financial statement users in its determination with respect to whether or not the judgment of financial statement users would be altered by the errors identified and corrected during fiscal 2009.

•

Investor and analyst primary focus on income statement and cash flow measures. As a majority of the errors do not have direct cash flow impacts and any cash flow impacts represent less than 1% of operating cash flows in any period, the relevance and importance of the errors to a reasonable person is minimized in the “total mix” consideration.

•

Investor and analyst reliance on consideration of year to date information and expected annual results in the “total mix” of information, even in cases where the impact of out of period items related to error origination or correction of an identified error might have a higher percentage impact on the quarter results. For the quarterly periods with higher percentage impacts noted above, management believes that a reasonable person would consider the relatively low net income metric present in most of the quarters compared to other quarterly earnings trends, together with the fact that none of the related annual or year-to-date interim periods were quantitatively material.

•

Investor and analyst focus and reliance on results of the corporation’s reportable segments, which provide financial statement users with the primary information regarding the corporation’s underlying business performance. As the out of period items included in the analysis had a de minimis impact on segment results, the errors would not impact the judgment of a reasonable person.

•	Consideration of impact on the full set of financial statements, including immaterial impacts to key balance sheet accounts.

•	Presence of tax item errors, which do not have an impact on the underlying operations and trends of the corporation’s operating segments.

Securities and Exchange Commission

January 14, 2010

Based on all factors considered in its analysis, the corporation determined that the judgment of a reasonable person would not be altered by the impact of the errors for any prior periods and, therefore, that the identified misstatements of net income are not material. In the spirit of transparency, the corporation included disclosure in its Form 10-Q for the third quarter of fiscal 2009 and the 2009 annual report on Form 10-K describing the presence of out of period corrections and the amounts of corrections impacting the third and fourth quarters of fiscal 2009 and previous impacted periods.

Qualitative Analysis of Materiality

Pursuant to the guidance in SAB 99, the corporation assessed each of the specific qualitative considerations noted in SAB 99 as relevant to a materiality determination. The corporation’s conclusions with respect to how all of the adjustments identified during fiscal 2009 relate to each qualitative consideration referenced in SAB 99 are as follows:

1.	Does the misstatement mask a change in earnings or the earnings trend?

None of the identified errors masks a change in earnings or earnings trends for any of the periods noted. The corporation’s earnings trends remain consistent with the underlying economics of its respective businesses, and the identified errors do not change the overall earnings trends of any line of business or the corporation as a whole.

2.	Does the misstatement hide a failure to meet analysts’ expectations?

Neither the origination of the identified errors nor the related corrections was intentionally undertaken to manipulate results relative to analysts’ expectations. Moreover, the error impacts do not rise to a level of quantitative materiality that would alter analysts’ or investors’ expectations of Sara Lee’s results. As a result, taking into consideration the impact of the errors in the periods they arose, management does not believe that the impact of the errors in any period alters corporation guidance or actual results vis-à-vis analyst expectations.

3.	Does the misstatement change a loss into income or vice versa?

The misstatements would not have changed a loss into income, or vice versa for any period.

4.	Does the misstatement concern a segment or other portion of the business that has been identified as playing a significant role in the registrant’s operations or profitability?

The tax errors identified during the third quarter do not impact the corporation’s business segments, as operating segment income metrics used internally and externally are on a pre-tax basis. Certain of the corporate ledger errors historically impacted segment results for corporate matters “pushed down” to segment income statements; however, any items related to segment results are clearly immaterial to segment operations.

Securities and Exchange Commission

January 14, 2010

5.	Does the misstatement affect the corporation’s compliance with loan covenants or other contractual requirements?

None of the misstatements either individually or considered together affect the corporation’s compliance with loan covenants. The corporation’s most significant debt covenant is an interest coverage ratio, which must be maintained at 2 to 1. The corporation is not close to violating this covenant as the actual coverage ratio was 8.4 to 1 at the end of fiscal 2009.

6.	Does the misstatement impact management compensation?

Management compensation is derived from various pre-tax metrics including sales, pre-tax operating profit and cash flows from operations. Accordingly, only pre-tax error items would generally impact management compensation. Therefore, tax errors addressed above did not impact management compensation.

With respect to the identified pre-tax error, segment incentive compensation was impacted by minor amounts during the years in which errors arose. However, any impact on management’s compensation during each respective year of error origination represented minimal amounts for both the corporation and for respective members of management.

The correcting entries recorded in fiscal 2009 did not impact management incentive compensation. The impact of the corrections was specifically excluded from the fiscal 2009 management incentive calculation because of the out of period nature of the entries.

In its analysis, the corporation considered the fact that the errors identified and corrected were not known at origination and do not represent efforts during fiscal 2009 to manipulate earnings and did not impact fiscal 2009 incentive compensation. The discovery of the errors resulted from ongoing analysis to validate balances and activity. Based on the known factors for consideration, the corporation concluded that the impact on management compensation is not material and does not result in the identified errors becoming material to the annual financial statements.

7.	Was fraud or an illegal act involved in the misstatement?

There were no illegal acts or other fraudulent acts that resulted or were the cause of these errors.

8.	Does the misstatement impact regulatory compliance?

None of the misstatements impacted the corporation’s compliance with governmental rules and regulations.

Securities and Exchange Commission

January 14, 2010

9.	Did the company comply with its obligation to maintain books and records which in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets and has the corporation maintained a system of internal controls which is sufficient to provide reasonable assurance that transactions are properly reported in accordance with GAAP?

Management concluded that the corporation’s books and records were maintained in sufficient detail to accurately and fairly reflect the corporation’s transactions and dispositions of assets.

For the errors identified during fiscal 2009, the corporation believes that its system of controls to monitor and verify certain balances and activity allowed management to discover and assess correction of the errors from prior periods. The corporation considered the nature of these identified and corrected out of period items in its annual assessment of controls over financial reporting.

10.	Was the misstatement part of an effort to manage earnings?

The misstatements identified during fiscal 2009 were in no way an effort to manage or manipulate the corporation’s earnings. The misstatements were not known in the respective periods in which they originated and the related impacts were effectively corrected upon management’s identification during fiscal 2009, with no regard to any correction’s impact on reported earnings, except for this analysis.

11.	Is the authoritative guidance on the subject clear?

Authoritative guidance for each of the identified and corrected errors is clear.

12.	Does industry guidance differ from GAAP?

Industry guidance does not differ from GAAP for any of the identified errors.

13.	What is the cost of correcting this misstatement?

The cost of correcting the misstatements was a de minimis value.

14.	Is there an aggregation of other misstatements?

Each of the errors identified during fiscal 2009 has been aggregated with all other known errors for all periods impacted. See separate summary of errors as well as discussion of aggregate impacts above.

Securities and Exchange Commission

January 14, 2010

Acknowledgements and Closing Comments

As requested in the Comment Letter, Sara Lee Corporation acknowledges that:

1.	Sara Lee is responsible for the adequacy of disclosures in the Form 10-K;

2.	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	Sara Lee may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the matters covered by this letter, or desire additional information, please contact me at (630) 598-7720 or via email at tom.shilen@saralee.com. Should the staff disagree with Sara Lee’s conclusions regarding any of the comments described in this letter, we respectfully request the opportunity to confer with the staff prior to the staff making its final determination.

Very truly yours,

/s/ Thomas S. Shilen, Jr.
Thomas S. Shilen, Jr.
Senior Vice President and Corporate Controller

cc:	Marcel H.M. Smits, Executive Vice President and Chief Financial Officer

Brett Hart, Executive Vice President, General Counsel and Corporate Secretary